SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 27, 2019

Confidential

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney Adviser

Ms. Inessa Kessman, Senior Staff Accountant

Mr. Charles Eastman, Staff Accountant

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on August 30, 2019

Dear Mr. Spirgel, Mr. Dundas, Ms. Kessman and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 9, 2019, on the Company’s draft registration statement on Form F-1 confidentially submitted on August 30, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR with the Commission for confidential review.

U.S. Securities and Exchange Commission

November 27, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated September 9, 2019

Risk Factors

We are, and may in the future be, subject to intellectual property claims, page 23

1.

You discuss the court decision to award damages to the plaintiff and grant a permanent injunction, which you indicate will disrupt your business operations in the U.S. Please describe and quantify how your business operations in the U.S. have been, and are expected to continue to be, negatively impacted by this decision.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 23 and 24 of the Revised Draft Registration Statement.

General

2.	We note the changes to your artwork in response to prior comment 1. Please replace your balance your presentation of revenue growth with a GAAP measure of income, such as net income/loss.

In response to the Staff’s comment, the Company has revised the artwork on the cover page by replacing the non-GAAP adjusted net loss with a GAAP measure.

*            *             *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Matthias Vukovich, Co-Chief Financial Officer, UCLOUDLINK GROUP INC.

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP